

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 6, 2016

<u>**Via E-Mail**</u>
Rob R. Carlson, Esq.
Paul Hastings LLP
1117 S. California Avenue
Palo Alto, CA 94304

 Re: **Ruckus Wireless, Inc.**
  Schedule TO-T filed April 29, 2016, amended May 2 and 4, 2016 by
   Stallion Merger Sub Inc. and Brocade Communications Systems, Inc.
  SEC File No. 005-87216

  Brocade Communications Systems, Inc.
  Registration Statement on Form S-4
  Filed on April 29, 2016
  File No. 333-211039

Dear Mr. Carlson:

 We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Exchange

Certain Financial Forecasts, page 72

1. We note that the projected financial information included in this section has not been prepared in accordance with GAAP. Revise your disclosure to provide the reconciliation required under Rule 100(a) of Regulation G.

Merger Agreement - Conditions, page 104

2. Conditions (i), (j) and (n) are inappropriate as the determination of whether a condition has been triggered is within the bidders' control, and may render the offer illusory. Please revise or delete the conditions throughout the registration statement such they are not within your control.

     As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the respective filings include the information the Securities Act of 1933, Securities Exchange Act of 1934, and all applicable Securities Act and Exchange Act rules require. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

     Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from each of the bidders acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the bidder from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the bidder may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions